Exhibit 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Year Ended December 31,
	2015	2014	2013	2012	2011
FIXED CHARGES
Interest expense	$108.0	$128.2	$159.5	$163.6	$184.3
Portion of rentals deemed interest	5.4	5.3	6.6	3.7	4.7

TOTAL FIXED CHARGES	$113.4	$133.5	$166.1	$167.3	$189.0

EARNINGS
Income before taxes	$2,337.1	$2,017.6	$1,695.0	$1,628.9	$1,506.9
Fixed charges	118.4	137.2	160.1	160.2	180.7

EARNINGS AS DEFINED	$2,455.5	$2,154.8	$1,855.1	$1,789.1	$1,687.6

RATIO OF EARNINGS TO FIXED CHARGES	21.65x	16.14x	11.17x	10.69x	8.93x